April 17, 2020

Fabian Souza
Senior Vice President and Corporate Controller
EXELON CORP
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

       Re: EXELON CORP
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 11, 2020
           File No. 001-16169

Dear Mr. Souza:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation